Exhibit A

Lists of the relevant subsidiaries

Subsidiary	Principal business office	Classification
Mizuho Bank, Ltd	1–5–5, Otemachi, Chiyoda–ku, Tokyo 100–8176, Japan	A non-U.S. institution equivalent to Bank

Mizuho Americas LLC	1271 Avenue of the Americas, NY, NY 10020, USA	A parent holding company

Mizuho Securities USA LLC	1271 Avenue of the Americas, NY, NY 10020, USA	A registered Broker-Dealer